UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 1 for the Month of May, 2005

ADB Systems International Ltd.

(Exact name of Registrant)

302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ADB SYSTEMS INTERNATIONAL LTD.

On May 11, 2005, ADB Systems International Ltd. (“ADB” or the “Company”) announced interim financial and operational results for its first quarter ended March 31, 2005.  All figures are in Canadian dollars.

ADB reported revenues of $1.54 million for the quarter, an increase of more than 30 percent when compared to the $1.18 million generated in the first quarter of 2004. In the fourth quarter of 2004, ADB generated revenues of $1.53 million. Revenues were comprised of software license sales, service fees for software development and implementation, application hosting, maintenance, support and training.

ADB recorded a net loss for the period of $736,000 or $0.01 per basic share. This compares to a net loss of $1.39 million or $0.02 per basic share in Q1 of 2004, an improvement of 46 percent, and a net loss of $773,000 or $0.01 per basic share in Q4 of 2004.

The Company generated $415,000 of positive cash flow from operations in the first quarter based on customer activities, cost-containment measures and the seasonal influx of customer support fees.

As at March 31, 2005, ADB held cash and marketable securities of $1.42 million.

Furthermore, on or about May 13, 2005, the Company mailed to shareholders on its supplemental shareholder list the Company’s First Quarter 2005 Report.  The Company’s First Quarter 2005 Report is attached to this Form 6-K as Exhibit 3.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations. These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that ADB’s plans will be achieved.

Exhibits

Exhibit 1 – Press Release dated May 11, 2005

Exhibit 2 – First Quarter Financial Data

Exhibit 3 – First Quarter 2005 Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: May 18, 2005	By:	/s/ JEFFREY LYMBURNER
Name: Jeffrey Lymburner
Title: Chief Executive Officer